21001864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

FEB 26 2021

Washington, DC

SEC FILE NUMBER
8-40745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Ahn (212)-478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: ____________________
Jeffrey Ahn
Authorized Signatory

Subscribed and sworn to before me this 22nd day of February, 2021

By: ____________________
Notary Public

TRACY J. RUHLING
Notary Public, State of New York
No. 02RU6162893
Qualified In Nassau County
Commission Expires March 19, 2023

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ■ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ■ (h) Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company") as of December 31, 2020, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, the Statement Regarding Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
New York, NY
February 22, 2021

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2020

(Expressed in United States dollars)

	(in thousands)
Assets	
Cash	$ 1,119
Other assets	22
Total Assets	$ 1,141
Liabilities and Member's Capital	
Payable to affiliate	$ 30
Total Liabilities	30
Commitments	
Member's Capital	1,111
Total Liabilities and Member's Capital	$ 1,141

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2020

(Expressed in United States dollars)

	(in thousands)
Revenues	
Other income	$ 1
Total Revenues	1
Expenses	
Operating and other expenses	(271)
Total Expenses	(271)
Net Loss	$ (270)

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2020

(Expressed in United States dollars)

	(in thousands)
Member's Capital: January Opening Balance	**$ 881**
Capital contributions	500
Net loss	(270)
Member's Capital: December 31, 2020	**$ 1,111**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2020

(Expressed in United States dollars)

	(in thousands)
Cash Flows from Operating Activities:	
Net loss	$ (270)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in operating asset:	
Other assets	2
(Decrease) in operating liability:	
Payable to affiliate	(29)
Net Cash Used in Operating Activities	**(297)**
Cash Flows from Financing Activities:	
Capital contributions	500
Net Cash Provided by Financing Activities	**500**
Net Increase in Cash	**203**
Cash at the Beginning of the Year	**916**
Cash at the End of the Year	**$ 1,119**

The accompanying notes are an integral part of this statement.

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

The Company is a capital acquisition broker-dealer, registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), that acts as a placement agent for certain companies in the D. E. Shaw group.

Arcesium LLC, an affiliate of the Company, provides certain middle- and back-office technology and services for a variety of post-trade and portfolio accounting functions with respect to the Company.

2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. It is expected that such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

The financial statements of the Company are expressed in United States dollars.

Nothing in these financial statements or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify any provisions of the Company's operating documents.

During the year, all cash was deposited with HSBC in an operating account and there was no interest earned.

Substantially all of the Company's assets and liabilities are recorded at contracted amounts that approximate fair value.

The Company may occasionally receive cash proceeds for class action settlements associated with historical trading activity. During the year, the Company's share in a class action settlement was received and is included as other income on the statement of operations.

The Company accounts for the effect of uncertain tax positions in its financial statements. The Company measures such tax positions against the more-likely-than-not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability in the financial statements, though no liabilities or expenses, including interest

2. Significant Accounting Policies (Continued)

and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions. U.S. federal, state, and local income taxes are not provided because the Manager reports the Company's taxable income or loss on its tax return.

3. Related Party Transactions

The Manager may utilize one or more affiliates, directly and/or indirectly, to provide substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services, and in accordance with the applicable operating documents, the Company directly and/or indirectly reimburses the Manager for the effect of bearing certain costs and expenses. The Company was charged $259,000 by the Manager for such costs and expenses. Substantially all of this amount was related to (a) securities licenses, (b) employee compensation, and (c) professional and consulting fees. Payable to affiliate represents amounts due to the Manager with respect to such charged amounts. Any such payables are due on demand. To the extent applicable, interest is charged on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager. However, no interest was charged on any such related party transactions as a result of such amounts generally being settled on demand.

The Company receives no compensation for its role in private placement services that it provides to other companies in the D. E. Shaw group.

4. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company is a Capital Acquisition Broker and therefore has elected the basic net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness to net capital. As of year-end, the Company has net capital, calculated based on Rule 15c3-1 requirements, of approximately $1,089,000, which exceeds the minimum requirement by approximately $1,084,000.

The Company has claimed exemption from the provision of SEC Rule 15c3-3, as the Company does not hold funds or securities for, or owe money or securities to, customers.

5. Commitments

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no claims have been made under these indemnities in the past, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

6. Subsequent Events

The Company has evaluated events subsequent to year-end through February 22, 2021, the date the financial statements were available to be issued, and there is nothing material to disclose.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2020

(Expressed in United States dollars)

	(in thousands)
Member's Capital	$ 1,111
Nonallowable assets	(22)
Net Capital	1,089
Minimum net capital requirement	(5)
Excess Net Capital	$ 1,084

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

D. E. Shaw Securities, L.L.C.

Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

December 31, 2020

The Company is exempt from the computation of reserve requirements and from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934.